Listed on the Toronto Stock Exchange:CBD

News Release 03-09

May 30, 2003

Cumberland Resources Ltd.

#950 – 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

CUMBERLAND REPORTS FIRST QUARTER 2003 SUMMARY REPORT

CUMBERLAND RESOURCES LTD. (CBD-TSX) is pleased to report a summary of the interim report for the three months ended March 31, 2003.

First Quarter 2003 Highlights

-$10.5 million 2003 work program approved for the Meadowbank property

-Diamond drill program for deposit definition and further exploration commenced

-Overburden drilling program to detect further exploration targets started

-Resource growth continued at the Vault and new PDF deposits

-Mine development permitting initiated

-$625,000 program approved for diamond exploration at the Meliadine East property in 2003

-Kerry M. Curtis appointed as President and Chief Executive Officer

-Ended quarter with approximately $17.5 million in working capital

Meadowbank Gold Property, Nunavut (100% interest)

A $10.5 million 2003 work program at Meadowbank was approved by the Board of Directors of Cumberland in February 2003.  The program will include two phases of drilling totaling over 16,000 metres and is designed to complete feasibility and mine permitting requirements as well as a substantial field exploration program.

The field component of the work program was initiated in early April 2003 and is expected to continue for approximately six months.  Initial diamond drilling will focus on deposit definition and further exploration of targets generated in 2002.  Priority diamond drill targets include the Vault deposit, a key contributor to the success of the Meadowbank preliminary economics, the PDF deposit, a new discovery resulting from the Company’s 2002 field program, and the Wally South prospect, a new target three kilometres northeast of the Vault deposit.  In addition, geotechnical drilling for water retention dike design was initiated.  An extensive overburden drilling program (370 holes) commenced northeast of the Vault deposit to aid in the delineation of further diamond drill targets.

Cumberland reported first quarter 2003 resource estimates in April 2003, which incorporated results from the 2002 drill programs at the Vault deposit and the new PDF deposit.  Substantial improvements in the definition and size of the Vault gold deposit have been realized and will be an integral part of the early stage mine plan for Meadowbank.  Further resource estimates incorporating results from the 2002 drill programs at the Connector Zone and North Portage deposits are underway.  Continued expansion and exploration of deposits is a key focus of the 2003 exploration program.

Vault Deposit Resources – Q1/2003*

Measured and Indicated	4,534,000 t grading 3.64 g/t	531,008 oz. gold
Inferred	5,479,000 t grading 3.52 g/t	620,062 oz. gold

Meadowbank Project Resources - Q1/2003**

Measured and Indicated	12,309,000 t grading 5.00 g/t	1,978,700 oz. gold
Inferred	9,290,000 t grading 4.20 g/t	1,254,500 oz. gold

News Release 03-09

Page Two

The Company submitted a Project Description Report to the Nunavut Impact Review Board (NIRB) in March 2003 to initiate Nunavut’s mine permitting process.  NIRB will conduct a project screening to determine the level of review required for the project within the context of the Nunavut Land Claim Agreement and existing federal legislation and will supply terms for the Environmental Impact Study.

Meliadine West Gold Property, Nunavut (22% carried interest)

In 2001, WMC International Ltd. (WMC) began to attempt to sell its 56% interest in the Meliadine West project.  This attempt has not yet been successful.  A program and budget for 2003 was requested by the Company in the first quarter of 2003.  To date, WMC has not formally disclosed its plans for the project in 2003 to the Company.

Meliadine East Gold Property, Nunavut (50% interest)

A $625,000 2003 exploration program at the Meliadine East project, to be shared on a 50/50 joint venture basis, was approved by Cumberland’s Board of Directors in February 2003.  Cumberland’s joint venture partner is Comaplex Minerals Corp.  During 2002, a program of till sampling was completed by the Cumberland/Comaplex joint venture.  This program detected numerous kimberlite indicator minerals associated with circular airborne magnetic geophysical anomalies.  On May 27, 2003, the Company announced it had intersected kimberlite material in the first drill hole of the 2003 program.  The 2003 program will consist of additional ground geophysics and drilling of priority targets.

Corporate

Kerry M. Curtis was appointed President and Chief Executive Officer of Cumberland.  Mr. Curtis, a professional geoscientist, joined Cumberland as Vice President, Corporate Development in 1995 and became Senior Vice President in 1997.  He was appointed Interim President and Chief Executive Officer of Cumberland in October 2002 after serving in several senior positions with the Company.

Financial Highlights

Cumberland’s exploration costs for first quarter 2003 increased to $1,887,320, compared to $820,439 for first quarter 2002, as a result of the substantial increase in exploration activity at the Meadowbank property in 2003.  Cumberland had a net loss of $1,493,900 for the first quarter ended March 31, 2003, as compared to a net loss of $481,491 for the first quarter ended 2002, resulting from the substantial increase in exploration activity at the Meadowbank property, which, under the Company’s accounting policy, is now expensed in the year the expenditure was incurred.  At March 31, 2003, the Company had $17,530,237 in working capital, including $4,728,286 in restricted cash resulting mainly from flow through financings.

Cumberland is a mineral exploration and development company which holds interests in two of the largest undeveloped gold projects in Canada:  Meadowbank (100%) and Meliadine West (22% carried).  A preliminary assessment*** completed in January 2002 indicated the Meadowbank project could support a production rate of approximately 250,000 ounces per year at an estimated cash cost of US$168 per ounce over an eight year mine life, with 85% of gold production from open pit mine designs.  A feasibility study was initiated in October 2002 and is expected to be completed by the end of 2003.

CUMBERLAND RESOURCES LTD.

__________________________________

“Kerry M. Curtis, B.Sc., P.Geo.”

President and CEO

For further information contact:

Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

* Vault resource parameters:  James McCrea, P.Geo., Manager, Mineral Resources is the Qualified Person under National Instrument 43-101. Resource classification conforms to CIM Standards on Mineral Resources and Reserves (August 2000).

**First quarter 2003 resource estimates are in accordance with National Instrument 43-101.  Resource classification conforms to CIM Standards on Mineral Resources and Reserves (August 2000).

***Cautionary Note:  The preliminary assessment completed in January 2002 is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.